SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)

                                    CULP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    230215105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                  PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC
                          747 THIRD AVENUE, 35TH FLOOR
                               NEW YORK, NY 10017
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)


                                  MAY 13, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 230215105                 13D                        Page 2 of 9 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Praesidium Investment Management Company, LLC
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a) |X|
                                                                         (b)
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER 607,053
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 0
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER     607,053
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER            0
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  607,053
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     5.26%
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230215105                    13D                     Page 3 of 9 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Praesidium Partners Fund, LP
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a) |X|
                                                                         (b)

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
------------------- ----- ------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER              43,336
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 0
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER         43,336
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER            0
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  43,336
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     .38%
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          PN
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230215105                    13D                     Page 4 of 9 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Praesidium Partners QP Fund, LP
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a) |X|
                                                                         (b)

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
------------------- ----- ------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER            301,967
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 0
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER               301,967
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER           0
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   301,967
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.61 %
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          PN
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230215105                    13D                     Page 5 of 9 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Praesidium Offshore Master Fund, Ltd.
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a) |X|
                                                                         (b)

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
------------------- ----- ------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          261,750
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 0
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              261,750
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   0
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   261,750
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.27%
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          C0
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230215105                    13D                     Page 6 of 9 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.05 per share ("Common Stock"), of Culp Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101
S. Main Street, High Point, NC 27261.

ITEM 2  IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D (the "Schedule") are Praesidium Investment Management Company, LLC (the "Investment Manager"), Praesidium Partners Fund, LP ("Partners"); Praesidium Partners QP Fund, LP ("Partners QP"); and Praesidium Offshore Master Fund, Ltd. ("International" and, together with Partners and Partners QP, the "Funds"). (Such entities are collectively referred to herein as the "Reporting Persons").

         The Investment Manager, in its capacity as investment manager of the Funds, has sole power to vote and dispose of the shares of Common Stock owned by the Funds. The Investment Manager disclaims any economic interest in or beneficial ownership of the Shares covered by this Statement.

         (b) The business address of the Reporting Persons is 747 Third Avenue, 35th Floor, New York, New York 10017

         (c) This Schedule is filed on behalf of the Investment Manager and the Funds. Each of the Fund's is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to each Fund. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund's is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) All of the Reporting Persons other than International were organized under the laws of Delaware, USA. International was organized under the laws of Cayman.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each Fund acquired their respective shares, as set forth herein, in open market transactions for an aggregate purchase price of approximately $3,898,000 using working capital.

ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of

CUSIP No. 230215105                    13D                     Page 7 of 9 Pages

various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of
Item 4 of the Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 607,053 Shares of Common Stock, which represent 5.26% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of Shares the Issuer reported as outstanding on its Quarterly Report on Form 10-Q for the period ended January 30, 2005 as filed with the Commission on March 10, 2005.

CUSIP No. 230215105                    13D                     Page 8 of 9 Pages


                                                    Sole Voting     Shared          Sole          Shared
                                                       Power        Voting      Dispositive    Dispositive
                                                                     Power         Power          Power
                                                    ------------- ------------ --------------- -------------
Praesidium Investment Management Company, LLC         607,053          0          607,053           0
Praesidium Partners Fund, LP                           43,336          0           43,336           0
Praesidium Partners QP Fund, LP                       301,967          0          301,967           0
Praesidium Offshore Master Fund, Ltd.                 261,750          0          261,750           0


     The aggregate amount of shares owned by the Reporting Persons is 607,053.

         (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

         During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
        Date                Price        Investment Manager      Partners          Partners QP        International
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      4/28/05               $4.76                0                  714               4,974               4,312
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/2/05               $4.74                0                  714               4,974               4,312
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/3/05               $4.74                0                  850               5,919               5,131
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/4/05               $4.85                0                 6,875              47,902             41,523
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/4/05               $5.03                0                  814               5,671               4,915
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/5/05               $4.99                0                  792               5,522               4,786
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/6/05               $4.77                0                  36                 248                 216
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       5/9/05               $4.65                0                  443               3,084               2,673
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/10/05               $4.64                0                  928               6,467               5,605
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/11/05               $4.49                0                  750               5,223               4,527
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/12/05               $4.39                0                 1,071              7,461               6,468
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/13/05               $4.23                0                 1,806              12,585             10,909
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/16/05               $4.18                0                  236               1,641               1,423
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      5/17/05               $4.12                0                  314               2,189               1,897
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of May 20, 2005, by and among Praesidium Investment Management Company, LLC, Praesidium Partners Fund, LP, Praesidium Partners QP Fund, LP, and Praesidium Offshore Master Fund, Ltd.

CUSIP No. 230215105                    13D                     Page 9 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MAY 23, 2005
                                       --------------------
                                       Dated

                                       /S/ KEVIN ORAM
                                       --------------------
                                       Signature

                                       KEVIN ORAM
                                       --------------------
                                       Name/Title
                                       As authorized signatory for each of
                                       Praesidium Investment Management
                                       Company, LLC, Praesidium Partners Fund,
                                       LP, Praesidium Partners QP, LP and
                                       Praesidium Offshore Master Fund, Ltd.





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of May 20, 2005, by and among Praesidium Investment Management Company, LLC, Praesidium Partners Fund, LP, Praesidium Partners QP Fund, LP, and Praesidium Offshore Master Fund, Ltd.